UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)*
KiOR, Inc.
(Name of Issuer)
Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)
064058916
(CUSIP Number) COPY TO:
Michael P. Dimitruk Artis Capital Management, L.P. One Market Plaza Steuart Tower, Floor 27 San Francisco, CA 94105 (415) 344-6200	Jacob E. Comer Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 12, 2011
(Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 064058916

1.	NAME OF REPORTING PERSON STUART L. PETERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	16,901,655
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	16,901,655
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,901,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		43.2%1
14.	TYPE OF REPORTING PERSON IN, HC

1
Percentage calculations are based upon 39,133,134 issued and outstanding shares of Class A Common Stock immediately after the Issuer’s initial public offering as reported in the Issuer’s Section 424(b) Final Prospectus.

CUSIP No. 064058916

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2011, as amended by Amendment No. 1 thereto filed on August 4, 2011 and Amendment No. 2 thereto filed on August 10, 2011 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.	Interest in Securities of Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)

For the reasons described in Item 3 above, the Reporting Person may be deemed to beneficially own 16,901,655 shares of Class A Common Stock; however, the filing of this statement shall not be construed as an admission that he is the beneficial owner of such securities.  The shares would comprise 43.2% of the total issued and outstanding Class A Common Stock (calculated based on 39,133,134 issued and outstanding shares of Class A Common Stock immediately after the Issuer’s initial public offering, as reported in the Issuer’s Section 424(b) Final Prospectus).  With respect to all of such shares of Class A Common Stock, the Reporting Person may be deemed to have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such securities.

(c)

The trading dates, number of shares of Class A Common Stock purchased or sold, and the price per share for all transactions attributable to the Reporting Person in the shares of Class A Common Stock, within the past 60 days are set forth below:

Name	Date	Price Per Share	Number of Shares Purchased/ (Sold)(1)	Where and How Transaction was Effected
Reporting Person	6/24/2011	(2)	11,866,584	Conversion of preferred stock
Reporting Person	6/24/2011	$14.98*	313,608	Open market purchase
Reporting Person	6/24/2011	$15.00	2,250,000	Allocation in initial public offering
Reporting Person	6/27/2011	$15.00	89,770	Open market purchase
Reporting Person	6/28/2011	$14.90*	179,326	Open market purchase
Reporting Person	6/29/2011	$14.95	44,227	Open market purchase
Reporting Person	6/30/2011	$15.05*	107,452	Open market purchase
Reporting Person	7/01/2011	$15.02*	5,600	Open market purchase
Reporting Person	7/05/2011	$14.95*	2,776	Open market purchase
Reporting Person	7/06/2011	$14.97*	3,300	Open market purchase
Reporting Person	7/07/2011	$15.01*	6,585	Open market purchase
Reporting Person	7/08/2011	$14.98*	20,634	Open market purchase
Reporting Person	7/11/2011	$15.12*	119,877	Open market purchase
Reporting Person	7/12/2011	$15.00*	45,029	Open market purchase
Reporting Person	7/14/2011	$15.02*	3,909	Open market purchase
Reporting Person	7/15/2011	$15.10*	100	Open market purchase
Reporting Person	7/18/2011	$15.01*	48,014	Open market purchase
Reporting Person	7/19/2011	$14.80*	235,776	Open market purchase
Reporting Person	7/20/2011	$14.85*	52,161	Open market purchase
Reporting Person	7/21/2011	$14.84*	29,982	Open market purchase
Reporting Person	7/22/2011	$14.82*	54,754	Open market purchase
Reporting Person	7/25/2011	$14.98*	22,578	Open market purchase
Reporting Person	7/26/2011	$14.87*	54,400	Open market purchase
Reporting Person	7/27/2011	$14.68*	74,243	Open market purchase
Reporting Person	7/28/2011	$14.54*	72,298	Open market purchase
Reporting Person	7/29/2011	$14.49*	61,251	Open market purchase
Reporting Person	8/01/2011	$14.41*	19,412	Open market purchase
Reporting Person	8/02/2011	$14.15*	107,157	Open market purchase
Reporting Person	8/03/2011	$13.99*	172,002	Open market purchase
Reporting Person	8/04/2011	$12.80*	174,523	Open market purchase
Reporting Person	8/05/2011	$11.98*	49,683	Open market purchase
Reporting Person	8/08/2011	$11.12*	23,617	Open market purchase
Reporting Person	8/09/2011	$9.79*	158,100	Open market purchase
Reporting Person	8/10/2011	$10.08*	183,700	Open market purchase
Reporting Person	8/11/2011	$11.00*	177,084	Open market purchase
Reporting Person	8/12/2011	$10.78*	72,143	Open market purchase

Explanation of Responses:
(1) - By virtue of the relationships described in Item 3 above, the Reporting Person may be deemed to beneficially own the securities of the Issuer held by the Funds; however, he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(2) - Upon the closing of the Issuer's initial public offering, each outstanding share of Series B Preferred Stock automatically converted into one share of the Issuer's Class A Common Stock and each outstanding share of Series C Preferred Stock automatically converted into shares of the Issuer's Class A Common Stock at a conversion price equal to 80% of the initial public offering price. At the initial public offering price of $15.00, each share of Series C Preferred Stock converted into 0.4085 shares of Class A Common Stock.

* The Reporting Person undertakes, upon request by the SEC staff, the Issuer or a securityholder of the Issuer, to provide full information regarding the number of shares purchased or sold at each separate price.  The transactions effected on 6/24/2011 occurred at prices ranging from $14.75 to $15.00.  The transactions effected on 6/28/2011 occurred at prices ranging from $14.75 to $14.92.  The transactions effected on 6/30/2011 occurred at prices ranging from $14.81 to $15.15.  The transactions effected on 7/01/2011 occurred at prices ranging from $15.00 to $15.05.  The transactions effected on 7/05/2011 occurred at prices ranging from $14.91 to $15.00.  The transactions effected on 7/06/2011 occurred at prices ranging from $14.92 to $15.00.  The transactions effected on 7/07/2011 occurred at prices ranging from $15.00 to $15.02.  The transactions effected on 7/08/2011 occurred at prices ranging from $14.90 to $15.05.  The transactions effected on 7/11/2011 occurred at prices ranging from $15.05 to $15.20.  The transactions effected on 7/12/2011 occurred at prices ranging from $14.98 to $15.00.  The transactions effected on 7/14/2011 occurred at prices ranging from $14.90 to $15.10.  The transactions effected on 7/15/2011 occurred at a price of $15.10.  The transactions effected on 7/18/2011 occurred at prices ranging from $14.88 to $15.10.  The transactions effected on 7/19/2011 occurred at prices ranging from $14.60 to $14.90.  The transactions effected on 7/20/2011 occurred at prices ranging from $14.75 to $14.95.  The transactions effected on 7/21/2011 occurred at prices ranging from $14.98 to $15.10.  The transactions effected on 7/22/2011 occurred at prices ranging from $14.80 to $14.94.  The transactions effected on 7/25/2011 occurred at prices ranging from $14.95 to $15.00.  The transactions effected on 7/26/2011 occurred at prices ranging from $14.79 to $14.95.  The transactions effected on 7/27/2011 occurred at prices ranging from $14.50 to $14.70.  The transactions effected on 7/28/2011 occurred at prices ranging from $14.50 to $14.70.  The transactions effected on 7/29/2011 occurred at prices ranging from $14.26 to $14.55.  The transactions effected on 8/01/2011 occurred at prices ranging from $14.40 to $14.50.  The transactions effected on 8/02/2011 occurred at prices ranging from $13.95 to $14.50.  The transactions effected on 8/03/2011 occurred at prices ranging from $13.31 to $14.30.  The transactions effected on 8/04/2011 occurred at prices ranging from $12.00 to $13.50.  The transactions effected on 8/05/2011 occurred at prices ranging from $11.85 to $12.16.  The transactions effected on 8/08/2011 occurred at prices ranging from $10.27 to $12.02.  The transactions effected on 8/09/2011 occurred at prices ranging from $8.88 to $10.41.  The transactions effected on 8/10/2011 occurred at prices ranging from $9.95 to $10.15.  The transactions effected on 8/11/2011 occurred at a price of $11.00.  The transactions effected on 8/12/2011 occurred at prices ranging from $10.60 to $11.02.

CUSIP No. 064058916

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DATED:  August 15, 2011
By:	/s/ Stuart L. Peterson
Name: Stuart L. Peterson